AIkido Pharma Inc.

One Rockefeller Plaza, 11th Floor

New York, New York 10020

June 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	AIkido Pharma Inc.
Registration Statement on Form S-3, as amended
Filed May 11, 2020
File No. 333-238172

Dear Ada:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AIkido Pharma Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 so that it will become effective at 4:00 P.M. EST on June 18, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Anthony Hayes
Anthony Hayes
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP